dLocal Reports 2023 Third Quarter Financial Results

November 21, 2023

Third Quarter 2023

US$4.6 billion Total Payment Volume, up 69% year-over-year and 6% quarter-over-quarter

Revenue of US$164 million, up 47% year-over-year and 2% quarter-over-quarter

141% Net Revenue Retention Rate

Gross Profit of US$75 million, up 38% year-over-year and 5% quarter-over-quarter

Adjusted EBITDA of US$56 million, up 34% year-over-year and 7% quarter-over-quarter

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

MONTEVIDEO, Uruguay, Nov. 21, 2023 — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), a technology - first payments platform today announced its financial results for the third quarter ended September 30, 2023.

“After my first quarter at dLocal, I am extremely enthusiastic about our future prospects and the promising opportunities that lie ahead.

I am pleased to share that we delivered another quarter of solid performance with very solid growth across all main parameters, compared to last year.

TPV growth continues to be supported by our well-diversified merchant base and geographic reach. Revenues increased close to 50% year-over-year even with the strong devaluation of the Nigerian Naira. This is a testament to the resilience and well-diversified business we are building. We remain focused on delivering sustained gross profit growth. In Q3 2023 we attained US$75 million gross profit. Our profitability continues to be among the best in our comparables group. Our ratio of Adjusted EBITDA to Gross Profit came in at 75% for the quarter.

During Q3, we experienced sound growth across all verticals. We continue to see particularly strong traction with our platform solution.

From a geographic standpoint, during Q3 we saw very strong performance in our key markets. We continue to experience sustained strong revenue momentum in Brazil and Mexico as we grow with our existing customers and gain share of wallet. In contrast to the strong performance in our larger and more stable markets, Argentina and Nigeria, less stable markets, now represent only 20% of our total revenues, down from 29% a year ago, negatively impacted by Nigerian currency devaluation and weak macro conditions in Argentina. In addition, our business in Africa and Asia continues to perform very well. Excluding Nigeria, this region grew 79% YoY.

Our investments remain focused on thoughtfully expanding our global team and building the appropriate processes, tools and governance mechanics to ensure our business grows efficiently, and scales appropriately.

We are proud of the strong results we delivered year-to-date. We reaffirm our guidance for the year of revenue between US$620 and US$640 million and Adjusted EBITDA between US$200 and US$220 million. We have not modified our mid-term guidance of 25%-35% gross profit CAGR and Adjusted EBITDA over gross profit >75%.

Our current performance, future pipeline, and market opportunity present a unique opportunity for sustained growth over a multi-year period, driven by the powerful secular trends behind emerging market adoption of digital products and services. We must remain focused on executing against that opportunity, while constructing the foundational blocks as a company to ensure we can scale at the pace our merchants will demand.

Finally, I would like to share that our CFO, Diego Cabrera Canay, has decided to step down from his position to pursue new opportunities. Diego has played a significant role in our financial success during his period at dLocal. He will stay on through Q1 of next year to ensure a smooth transition. As one executive leaves, we are also strengthening our team with new hires in senior positions, incorporating a new Principal Accounting Officer as well as an SVP of Government Relations and Strategic Partnerships” said Pedro Arnt, co-CEO of dLocal

Third quarter 2023 Financial Highlights

●
Total Payment Volume (“TPV”) reached a record US$4.6 billion in the third quarter, up 69% year-over-year compared to US$2.7 billion in the third quarter of 2022 and up 6% compared to an already very strong US$4.4 billion in the second quarter of 2023.
●
Revenues amounted to US$163.9 million, up 47% year-over-year compared to US$111.9 million in the third quarter of 2022 and up 2% compared to US$161.1 million in the second quarter of 2023. Excluding Nigeria, which faced a strong currency devaluation during the quarter, revenues would have grown 58% year-over-year and 11% quarter-over-quarter.
●
Gross profit was US$74.5 million in the third quarter of 2023, up 38% year-over-year compared to US$53.9 million in the third quarter of 2022 and up 5% compared to US$70.8 million in the second quarter of 2023.
●
Gross profit margin was 45% in this quarter, compared to 48% in the third quarter of 2022 and 44% in the second quarter of 2023. Sequentially, gross profit margin was positively impacted by lower expatriation costs and growth in certain countries in Africa & Asia with higher than average gross profit margin.
●
Gross profit over TPV remained unchanged quarter-over-quarter at 1.6% and decreasing from 2.0% in the third quarter of 2022 mainly due to business and country mix.
●
Adjusted EBITDA was US$55.6 million in the third quarter of 2023, up 34% year-over-year compared to US$41.6 million in the third quarter of 2022 and up 7% compared to US$52.0 million in the second quarter of 2023.
●
Adjusted EBITDA margin was 34% in the third quarter of 2023, compared to 37% in the third quarter of 2022 and 32% in the second quarter of 2023. Adjusted EBITDA margin was also up sequentially, in line with gross profit margin.
●
Adjusted EBITDA over gross profit remained best in class at 75% in the third quarter of 2023, compared to 74% in the second quarter of 2023 and 77% a year ago.
●
Net financial income was US$1.5 million, down from US$7.5 million in the second quarter of 2023 and compared to a loss of US$2.5 million in the third quarter of 2022. Net financial income was negatively affected by the Argentine devaluation on intercompany loans denominated in dollars, partially offset by gains from hedged bonds acquired to protect from that devaluation.
●
Effective income tax rate was 18% in the third quarter of 2023 compared to 7% in the third quarter of 2022 and 16% in the second quarter of 2023, as a result of the country mix, with higher local-to-local share of pre-tax income and the non-deductibility of IFRS inflation adjustment.
●
Net income for the third quarter of 2023 was US$40.3 million, or US$0.13 per diluted share, up 25% compared to a profit of US$32.3 million, or US$0.10 per diluted share, for the third quarter of 2022 and down 10% compared to a profit of US$44.8 million, or US$0.15 per diluted share for the second quarter of 2023.
●
During the third quarter of 2023, net income was affected by two non-cash effects: IFRS inflation adjustment accounting during a quarter of significant devaluation of the Argentine Peso, and exchange differences from USD liabilities held by our Argentina subsidiary during that period; these were partially offset by the fair value gain on our Argentine dollar-linked bonds. Adjusted Net Income (excluding these non-cash effects, in addition to other non-recurring items in line with our Adjusted EBITDA calculation) was $49.2 million during the period.
●
As of September 30, 2023, dLocal had US$498.2 million in cash and cash equivalents, including US$191.8 million of own funds and US$306.4 million of merchants’ funds. The consolidated cash position decreased by US$44.1 million from US$542.3 million as of September 30, 2022. When compared to the US$549.4 million cash position as of June 30, 2023, it decreased by US$51.2 million, mainly driven by reduced settlement period to certain merchants and repatriation of funds in Argentina that were outstanding. In addition, we invested US$52.4 million dollars of our own funds in Argentine dollar-linked treasury bonds maturing in 2024. Own funds were up by US$15.1 million from US$176.7 million in the prior quarter.

The following table summarizes our key performance metrics:

	Three months ended 30 of September			Nine months ended 30 of September
	2023	2022	% change	2023	2022	% change
Key Performance metrics	(In millions of US$ except for %)
TPV	4,618	2,734	69%	12,566	7,271	73%
Revenue	163.9	111.9	47%	462.3	300.5	54%
Gross Profit	74.5	53.9	38%	207.1	147.1	41%
Gross Profit margin	45%	48%	-3p.p	45%	49%	-4p.p
Adjusted EBITDA	55.6	41.6	34%	153.1	112.7	36%
Adjusted EBITDA margin	34%	37%	-3p.p	33%	37%	-4p.p
Adjusted EBITDA/Gross Profit	75%	77%	-3p.p	74%	77%	-3p.p
Profit	40.4	32.3	25%	120.6	89.3	35%
Profit margin	25%	29%	-4p.p	26%	30%	-4p.p

Third quarter 2023 Business Highlights

●
During the third quarter of 2023, pay-ins TPV increased by 68% year-over-year and 8% quarter-over-quarter to US$3.4 billion, accounting for 74% of the TPV.
●
Pay-outs TPV increased by 73% year-over-year and flat quarter-over-quarter to US$1.2 billion, accounting for the remaining 26% of the TPV.
●
Cross-border TPV increased by 46% year-over-year and 2% quarter-over-quarter to US$2.3 billion. Cross-border volume accounted for 49% of the TPV in the third quarter of 2023.
●
Local-to-local TPV increased by 99% year-over-year and 10% quarter-over-quarter to US$2.4 billion. Local-to-local volume accounted for 51% of the TPV in the third quarter of 2023.
●
LatAm revenue increased 56% compared to the third quarter of 2022 and 7% quarter-over-quarter to US$136.0 million, accounting for 83% of total revenue. In the third quarter of 2023, we continue to experience strong revenue growth in Brazil and Mexico increasing 105% and 82% year-over-year, respectively.
●
Africa and Asia revenue grew by 14% year-over-year and decreased 19% quarter-over-quarter to US$27.9 million, accounting for the remaining 17% of total revenue. Revenues in the third quarter of 2023 were impacted by the devaluation of the Nigerian Naira that occurred in mid June. Nigeria revenues decreased by 39% year-over-year and by 59% quarter-over-quarter. Excluding Nigeria, revenues increased by 79% year-over-year and by 41% quarter-over-quarter in Africa and Asia showing the continued growth across Africa and Asia.
●
During the quarter, dLocal continued delivering strong revenue growth both from existing and from new customers. Revenue from Existing Merchants increased to US$157.2 million in the third quarter of 2023. The net revenue retention rate, or NRR, in the third quarter of 2023 reached 141%.
●
Revenue from New Merchants was US$6.7 million in the third quarter of 2023.

The table below presents a breakdown of dLocal’s TPV by product and type of flow:

In millions of US$ except for %	Three months ended 30 of September				Nine months ended 30 of September
	2023	% share	2022	% share	2023	% share	2022	% share
Pay-ins	3,429	74%	2,046	75%	9,122	73%	5,572	77%
Pay-outs	1,189	26%	687	25%	3,444	27%	1,699	23%
Total TPV	4,618	100%	2,734	100%	12,566	100%	7,271	100%

In millions of US$ except for %	Three months ended 30 of September				Nine months ended 30 of September
	2023	% share	2022	% share	2023	% share	2022	% share
Cross-border	2,256	49%	1,544	56%	6,435	51%	4,332	60%
Local-to-local	2,362	51%	1,190	44%	6,131	49%	2,939	40%
Total TPV	4,618	100%	2,734	100%	12,566	100%	7,271	100%

The table below presents a breakdown of dLocal’s revenue by geography:

In thousands of US$ except for %	Three months ended 30 of September				Nine months ended 30 of September
	2023	% share	2022	% share	2023	% share	2022	% share
Latin America	136.0	83%	87.3	78%	361.2	78%	252.5	84%
Brazil	44.7	27%	21.8	19%	108.8	24%	60.6	20%
Argentina	23.9	15%	19.1	17%	64.6	14%	63.4	21%
Mexico	30.2	18%	16.6	15%	81.3	18%	45.6	15%
Chile	12.4	8%	13.7	12%	40.8	9%	38.6	13%
Other LatAm	24.8	15%	16.0	14%	65.7	14%	44.4	15%

Africa & Asia	27.9	17%	24.5	22%	101.2	22%	48.0	16%
Nigeria	8.3	5%	13.6	12%	55.6	12%	19.7	7%
Other Africa & Asia	19.6	12%	10.9	10%	45.6	10%	28.2	9%

Total Revenue	163.9	100%	111.9	100%	462.3	100%	300.5	100%

Special note regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment’s performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, (“Operating Segments”), Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA and Adjusted EBITDA Margin metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment’s performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal’s performance measures may not be comparable to those of other entities. Finally, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA and Adjusted EBITDA over gross profit, which are forward-looking non-IFRS measures, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

The table below presents a reconciliation of dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin to net income:

$ in thousands	Three months ended 30 of September		Nine months ended 30 of September
	2023	2022	2023	2022
Profit for the period	40,364	32,338	120,605	89,333
Income tax expense	8,897	2,287	21,952	7,651
Depreciation and amortization	3,237	2,110	8,621	5,690
Finance income and costs, net	(1,548)	2,479	(10,398)	3,519
Share-based payment non-cash charges	3,322	1,599	7,072	4,874
Other operating (gain)/loss	-	706	-	706
Secondary offering expenses¹	-	-	-	89
Impairment loss / (gain) on financial assets	(2,508)	(24)	(2,478)	(106)
Inflation adjustment	3,817	127	6,497	905
Other non-recurring costs³	-	-	1,229	-
Adjusted EBITDA	55,581	41,622	153,100	112,661

Note: 1Corresponds to expenses assumed by dLocal in relation to secondary offerings of its shares which occurred in 2021. 2 During 2022, the Company utilized FTX Trading Ltd. (“FTX”) services for the repatriation of funds from one country. On November 11, 2022, when FTX filed for Chapter 11 bankruptcy in the United States, the Company had deposits of USD 5,576, whose withdrawals had not been processed by FTX. Such deposits were included in the loss allowance. As of September 30, 2023 and December 31, 2022, the Group does not hold any positions in crypto assets.” During the three months ending September 2023, the Group reassessed the recovery probability of its deposits based on negotiations with third parties that are willing to acquire them and publicly available information. Thus, the Group recognized a gain of USD 2,509 as result of the reversion of the loss allowance for the period ending September 30, 2023. 3 It includes non-recurring costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm.

Special note regarding Adjusted Net Income

Adjusted Net Income is a non-IFRS financial measure. As used by dLocal Adjusted net income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA in page 9). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds and the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds. In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results for operations while excluding for certain non-cash effects such as currency devaluation and inflation. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS.

The table below presents a reconciliation of dLocal’s Adjusted net income:

In thousands of US$	Three months ended 30 of September		Nine months ended 30 of September
	2023	2022	2023	2022
Net income, as reported	40,364	32,338	120,605	89,333
Share-based payment non-cash charges	3,322	1,599	7,072	4,874
Other operating (gain)/loss	-	706	-	706
Secondary offering expenses¹	-	-	-	89
Impairment loss / (gain) on financial assets²	(2,508)	(24)	(2,478)	(106)
Inflation adjustment³	3,817	127	6,497	905
Other non-recurring costs[4]	-	-	1,229	-
Fair value (loss) / gains of financial assets at FVTPL[5]	(24,232)	-	(27,797)	-
Exchange difference - intercompany loan in USD[5]	27,351	-	29,166	-
Income tax adjustments[6]	1,092	56	479	56
Adjusted net income	49,206	34,802	134,773	95,857

Note: 1Corresponds to expenses assumed by dLocal in relation to secondary offerings of its shares which occurred in 2021. 2 During 2022, the Company utilized FTX Trading Ltd. (“FTX”) services for the repatriation of funds from one country. On November 11, 2022, when FTX filed for Chapter 11 bankruptcy in the United States, the Company had deposits of USD 5,576, whose withdrawals had not been processed by FTX. Such deposits were included in the loss allowance. As of September 30, 2023 and December 31, 2022, the Group does not hold any positions in crypto assets.” During the three months ending September 2023, the Group reassessed the recovery probability of its deposits based on negotiations with third parties that are willing to acquire them and publicly available information. Thus, the Group recognized a gain of USD 2,509 as result of the reversion of the loss allowance for the period ending September 30, 2023. 3 Following IAS 29 requirements, Argentina’s economy is considered hyperinflationary. In this sense, the financial statements of the Argentinian subsidiaries were restated to reflect the purchasing power of the currency and therefore a gain on net monetary position arose. 4 It includes non-recurring costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm. 5During Q3 2023 we recognized a fair value gain of US$ 24.2 million (US$ 3.6 million in Q2 2023) from the Argentine dollar-linked bonds and an exchange difference loss of US$ 27.4 million (-US$ 1.8 million in Q2 2023) from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds. 6We calculated the tax impact on all adjustments based on their corresponding tax rate.

Earnings per share

We calculate basic earnings per share by dividing the profit attributable to owners of the group by the weighted average number of common shares issued and outstanding during the three-months and nine-month periods ended September 30, 2023 and 2022.

Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The following table presents the information used as a basis for the calculation of our earnings per share:

	Three months ended 30 of September		Nine months ended 30 of September
	2023	2022	2023	2022
Profit attributable to common shareholders (thousands USD)	40,308	32,462	120,449	89,326
Weighted average number of common shares	289,411,641	295,918,751	292,058,528	295,455,429
Adjustments for calculation of diluted earnings per share	16,620,498	17,246,606	16,509,161	17,783,776
Weighted average number of common shares for calculating diluted earnings per share	306,032,139	313,165,357	308,567,689	313,239,205
Basic earnings per share	0.14	0.11	0.41	0.30
Diluted earnings per share	0.13	0.10	0.39	0.29

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The quarterly financial information in this press release has not been audited.

Conference call and webcast

dLocal’s management team will host a conference call and audio webcast on November 22nd, 2023 at 8:00 a.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal’s website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in more than 40 countries across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Definition of selected operational metrics

“API” means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, and service providers) to facilitate the money transfer process.

“Cross-border” means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography.

“Local payment methods” refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

“Local-to-local” means a payment transaction whereby dLocal is collecting and settling in the same currency.

“Net Revenue Retention Rate” or “NRR” is a U.S. dollar-based measure of retention and growth of dLocal’s merchants. NRR is calculated for a period or year by dividing the Current Period/Year Revenue by the Prior Period/Year Revenue. The Prior Period/Year Revenue is the revenue billed by us to all our customers in the prior period. The Current Period/Year Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period/Year Revenue. Current Period/Year Revenue includes revenues from any upselling and cross-selling across products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, in respect of such merchant customers, and excludes revenue from new customers on-boarded in the preceding twelve months. As most of dLocal revenues come from existing merchants, the NRR rate is a key metric used by management, and we believe it is useful for investors in order to assess our retention of existing customers and growth in revenues from our existing customer base.

“Pay-in” means a payment transaction whereby dLocal’s merchant customers receive payment from their customers.

“Pay-out” means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal’s merchant customers.

“Revenue from New Merchants” means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

“Revenue from Existing Merchants” means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

“TPV” dLocal presents total payment volume, or TPV, which is an operating metric of the aggregate value of all payments successfully processed through dLocal’s payments platform. Because revenue depends significantly on the total value of transactions processed through the dLocal platform, management believes that TPV is an indicator of the success of dLocal’s global merchants, the satisfaction of their end users, and the scale and growth of dLocal’s business.

Forward-looking statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events, including guidance in respect of revenue, Adjusted EBITDA, gross profit CAGR and Adjusted EBITDA over gross profit. Forward-looking statements regarding dLocal and amounts stated as guidance are based on current management expectations and involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. In addition, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA and Adjusted EBITDA over gross profit, which are forward-looking non-IFRS measures, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

dLocal Limited

Certain interim financial information

Consolidated Condensed Statements of Comprehensive Income for the three-month and nine-month periods ended September 30, 2023 and 2022

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended 30 of September		Nine months ended 30 of September
	2023	2022	2023	2022

Revenues	163,921	111,864	462,346	300,497
Cost of services	(89,378)	(57,992)	(255,206)	(153,432)
Gross profit	74,543	53,872	207,140	147,065

Technology and development expenses	(3,696)	(1,692)	(8,626)	(4,741)
Sales and marketing expenses	(4,447)	(3,472)	(12,410)	(9,444)
General and administrative expenses	(17,378)	(11,483)	(49,926)	(30,872)
Impairment (loss)/gain on financial assets	2,508	24	2,478	106
Other operating (loss)/gain	-	(18)	-	(706)
Operating profit	51,530	37,231	138,656	101,408
Finance income	44,449	6,810	70,315	12,346
Finance costs	(42,901)	(9,289)	(59,917)	(15,865)
Inflation adjustment	(3,817)	(127)	(6,497)	(905)
Other results	(2,269)	(2,606)	3,901	(4,424)
Profit before income tax	49,261	34,625	142,557	96,984
Income tax expense	(8,897)	(2,287)	(21,952)	(7,651)
Profit for the period	40,364	32,338	120,605	89,333

Profit attributable to:
Owners of the Group	40,308	32,462	120,449	89,326
Non-controlling interest	56	(124)	156	7
Profit for the period	40,364	32,338	120,605	89,333

Earnings per share (in USD)
Basic Earnings per share	0.14	0.11	0.41	0.30
Diluted Earnings per share	0.13	0.10	0.39	0.29

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations	(1,822)	(405)	1,341	(488)
Other comprehensive income for the period, net of tax	(1,822)	(405)	1,341	(488)
Total comprehensive income for the period, net of tax	38,542	31,933	121,946	88,845

Total comprehensive income for the period
Owners of the Group	38,487	32,057	121,792	88,838
Non-controlling interest	55	(124)	154	7
Total comprehensive income for the period	38,542	31,933	121,946	88,845

dLocal Limited

Certain interim financial information

Consolidated Condensed Statements of Financial Position as of September 30, 2023 and December 31, 2022

(In thousands of U.S. dollars, except per share amounts, unaudited)

	30 of September, 2023	31 of December, 2022
ASSETS
Current Assets
Cash and cash equivalents	498,165	468,092
Financial assets at fair value through profit or loss	103,920	1,295
Trade and other receivables	312,506	240,446
Derivative financial instruments	353	1,206
Other assets	27,549	56,789
Total Current Assets	942,493	767,828

Non-Current Assets
Deferred tax assets	1,314	362
Property, plant and equipment	3,488	2,734
Right-of-use assets	3,884	3,934
Intangible assets	56,381	51,443
Total Non-Current Assets	65,067	58,473
TOTAL ASSETS	1,007,560	826,301

LIABILITIES
Current Liabilities
Trade and other payables	549,839	407,874
Lease liabilities	630	686
Tax liabilities	14,035	11,695
Derivative financial instruments	1,373	544
Provisions	637	1,473
Total Current Liabilities	566,514	422,272

Non-Current Liabilities
Deferred tax liabilities	6,675	1,016
Lease liabilities	3,509	3,393
Total Non-Current Liabilities	10,184	4,409
TOTAL LIABILITIES	576,698	426,681

EQUITY
Share Capital	578	592
Share Premium	68,550	164,307
Capital Reserve	21,252	16,185
Other Reserves	(1,827)	(1,448)
Retained earnings	342,164	219,993
Total Equity Attributable to owners of the Group	430,717	399,629
Non-controlling interest	145	(9)
TOTAL EQUITY	430,862	399,620

dLocal Limited

Certain interim financial information

Consolidated Condensed Statements of Cash flows for three-month and nine-month period ended September 30, 2023 and 2022

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended 30 of September		Nine months ended 30 of September
	2023	2022	2023	2022
Cash flows from operating activities
Profit before income tax	49,261	34,625	142,557	96,984
Adjustments:
Interest income from financial instruments	(20,217)	(6,835)	(42,429)	(12,371)
Interest charges for lease liabilities	373	(45)	468	133
Other finance expense	1,918	14,795	3,120	15,732
Finance expense related to derivative financial instruments	12,647	(4,773)	22,516	-
Net exchange differences	28,438	(6,088)	32,520	(10,434)
Fair value loss on financial assets at fair value through profit or loss	(24,232)	43	(27,886)	25
Amortization of Intangible assets	2,897	1,793	7,565	4,809
Depreciation of Property, plant and equipment	219	189	626	530
Amortization of Right-of-use asset	121	128	430	351
Revenue reduction related to prepaid assets	-	246	-	457
Share-based payment expense, net of forfeitures	3,322	1,599	7,072	4,874
Net Impairment loss/(gain) on financial assets	(2,508)	(24)	(2,478)	(106)
	52,239	35,653	144,081	100,984
Changes in working capital
Increase in Trade and other receivables	(12,706)	(33,131)	(72,092)	(37,873)
Decrease/(increase) in Other assets	19,592	(2,635)	31,749	(3,328)
Increase in Trade and other payables	(48,174)	88,030	141,965	146,446
Decrease in Tax Liabilities	(1,035)	1,437	(4,376)	(3,284)
(Decrease) / Increase in Provisions	(279)	(33)	(836)	(170)
Cash from operating activities	9,637	89,321	240,491	202,775
Income tax paid	(1,663)	(3,028)	(8,479)	(6,956)
Net cash from operating activities	7,974	86,293	232,012	195,819

Cash flows from investing activities
Acquisition of Property, plant and equipment	(329)	(285)	(986)	(859)
Additions of Intangible assets	(4,358)	(2,989)	(12,503)	(7,715)
Payments of contingent consideration	-	(665)	-	(665)
Acquisitions of financial assets at FVTPL	(53,531)	-	(101,670)	-
Net collections of financial assets at FVTPL	(3,757)	(236)	(2,234)	(518)
Interest collected from financial instruments	20,454	6,835	42,429	12,371
Net cash provided by / (used in) investing activities	(41,521)	2,660	(74,964)	2,614

Cash flows from financing activities
Repurchase of shares	-	-	(97,929)	-
Share-options exercise	-	2,818	153	3,724
Borrowing proceeds	-	126	-	14,782
Borrowing repayments	-	-	-	(5,364)
Interest payments on lease liability	(373)	45	(468)	(133)
Principal payments on lease liability	(512)	22	(788)	(125)
Finance expense paid related to derivative financial instruments	(9,466)	-	(20,803)	-
Other finance expense paid	(1,915)	(3,181)	(3,120)	(4,360)
Net cash (used in) / provided by financing activities	(12,266)	(170)	(122,955)	8,524
Net increase in cash flow	(45,813)	88,783	34,093	206,957

Cash and cash equivalents at the beginning of the period	549,386	453,985	468,092	336,197
Net increase in cash flow	(45,813)	88,783	34,093	206,957
Effects of exchange rate changes on cash and cash equivalents	(5,408)	(470)	(4,020)	(856)
Cash and cash equivalents at the end of the period	498,165	542,298	498,165	542,298

dLocal was incorporated on February 10, 2021, as a Cayman Islands exempted company with limited liability, duly registered with the Cayman Islands Registrar of Companies. The contribution of dLocal Group Limited (a limited liability company incorporated in Malta, the former holding entity or “dLocal Malta”) shares to dLocal was finalized as of April 14, 2021. Until the contribution of dLocal Malta shares to it, dLocal had not commenced operations, consequently the historical information previous to that date presented herein corresponds to dLocal Malta, our predecessor. This reorganization was done, among other reasons, to facilitate the initial public offering of the Group. dLocal had no prior assets, holdings or operations.

Investor Relations Contact:

investor@dlocal.com

Media Contact:

marketing@dlocal.com